WEGENER
ADAPTIVE GROWTH FUND

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Welcome to WEGENER Adaptive Growth Fund

Our Investment Objective is: long-term capital appreciation, while attempting to protect capital during negative market conditions using hedging strategies.

1) For background on the models the Fund uses click on "The Fund" button above.
2) To understand how the Fund will react under four basic market environments, click on the "Market Environments" button below.
3) For the basic concepts behind the Market Environment graph, click on the "Tutorial" button.
4) For the Fund Manager's current commentary on the models and general insights click on the "Weekly Comment" button above.

Market Environments



Tutorial



Call us at 1-800-595-4077

WEGENER
ADAPTIVE GROWTH FUND

Account Number:

Password:

Open an Account

Please read the **prospectus** before purchasing shares.

Opening an Account

1. **Fill out a shareholder application**
2. **By Mail:**

   Send application, with a check payable to WEGENER ADAPTIVE GROWTH FUND, to this address:

   Wegener Adaptive Growth Fund
   c/o Mutual Shareholder Services
   8000 Town Centre Drive, Suite 400
   Broadview Heights, Ohio 44147

   *If you have any questions please contact us at **1-800-595-4077***
3. **By Wire:**

   Send application to this address:

   Wegener Adaptive Growth Fund
   c/o Mutual Shareholder Services
   8000 Town Centre Drive, Suite 400
   Broadview Heights, Ohio 44147

   Call Mutual Shareholder Services, LLC, the Fund's transfer agent, at 1-800-595-4077 to obtain an account number and wire instructions.

Minimum Purchase Amount

The minimum initial investment in the Fund is $1,000 for a regular account, $500 for an IRA account, and $100 for an AIP account

Additional Investments

The minimum subsequent investment in the Fund is $100.

WEGENER
ADAPTIVE GROWTH FUND

Account Number:

Password:

The Fund

- Investment Objective
- Principle Strategies
- Prospectus
- Shareholder Reports
- Net Asset Value (NAV)
- Account Applications

Investment Objective

The Wegener Adaptive Growth Fund seeks long-term capital appreciation, while attempting to protect capital during negative market conditions using hedging strategies.

Principal Strategies

The Fund seeks to achieve its objective by investing in a portfolio of common stocks that the Fund's investment manager, Wegener, LLC, believes have superior prospects for appreciation. The Fund may invest in options to increase the Fund's market exposure, or use hedging strategies to reduce the Fund's market exposure, based on the investment manager's assessment of market conditions.

The investment manager believes that individual stocks, and the stock market as a whole, are influenced by three primary groups of factors: Long Term Reversal Factors, Intermediate Term Trend Factors, and Short Term Reversal Factors.

- **Long Term Reversal Factors** are primarily tied to the ratio of current price to the present value of future cash flows. Other valuation measures, such as the ratio of stock price to current sales and stock price to current earnings, in relation to expected future growth rates and the expected level of risk, are also used. The investment manager believes these Factors can be used to measure investors' expectations for individual stocks, and investors' risk tolerance for the stock market. When expectations or risk tolerance are low, the manager believes there is significant potential for them to increase. When either expectations or risk tolerance increases, the investment manager believes stock prices typically appreciate at an above average rate.
- **Intermediate Term Trend Factors** vary a great deal depending on whether individual stocks, or the stock market, is being evaluated. For individual stocks, the Factors include trends in stock price and trends in analysts' earnings estimates. For the stock market, the Factors are tied to price trends in a wide variety of security types and groups, including sector indexes, small capitalization stocks, large capitalization stocks, corporate bonds, government bonds. The investment manager believes these Factors estimate the current direction of change in investors' expectations for individual stocks, and the current direction of change in investors' risk tolerance for the stock market. Intermediate describes the average length of time historically for the Factors to go from positive to negative, or negative to positive.
- **Short Term Reversal Factors** for individual stocks are related to individual stock price, and for the market are related to a wide variety of price. For an individual stock, it is primarily the short term price movement of the stock compared to the broader market. For the broader market, Short Term Reversal

Factors are related to recent movement in the overall market compared to typical changes in the market over similar time periods. The investment manager believes these Factors are important because they measure short term overreactions that are usually corrected over a short period of time.

The investment manager selects individual stocks for the Fund's portfolio that it believes gives the portfolio the best combination of Factors, and sells those that have become less attractive based on the Factors. When the combined Factors of the stock market as a whole lead the manager to expect a poor reward for the risk taken, the investment manager will attempt to reduce market risk by "hedging" the portfolio. When the combined Factors of the stock market lead the investment manager to expect a positive reward for the risk taken, the investment manager may increase stock market exposure by "leveraging" the portfolio.

As a hedging strategy, the Fund will typically simultaneously purchase put options on market indexes and write call options on market indexes. To achieve leverage, the Fund will typically buy call options on individual stocks or market indexes. The Fund's maximum stock position, either directly or through option positions, will be limited to 150% of its net assets. This means that the option positions will never exceed 50% of the Fund's net assets.

Stocks are selected from among all stocks sold on the New York Stock Exchange, Nasdaq System, and American Stock Exchange, and may include foreign companies sold as American Depositary Receipts (ADRs). These companies will be selected from any capitalization range (small, mid and large capitalization).

Prospectus

Prospectus
Statement of Additional Information

Shareholder Reports

Annual Report - June 2007
Semi Annual Report - December 2006

Net Asset Value (NAV)

Historical NAV

Account Applications

Account Application
Account Application - IRA
Transfer Request - IRA